

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-Mail
Ms. Anita M. Robinson
President
Mission Community Bancorp
3380 S. Higuera St.
San Luis Obispo, CA 93401

     Re: **Mission Community Bancorp**
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed March 31, 2011
           Definitive Proxy Statement on Schedule 14A
           Filed April 29, 2011
           Form 10-Q for the Fiscal Quarter Ended March 31, 2011
           Filed May 16, 2011
           File No. 333-12892

Dear Ms. Robinson:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kathryn McHale

                         Kathryn McHale
                         Senior Staff Attorney